United States securities and exchange commission logo





                           May 2, 2022

       Josh Bayliss
       Chief Executive Officer
       Virgin Group Acquisition Corp. II
       65 Bleecker Street
       6th Floor
       New York, NY 10012

                                                        Re: Virgin Group
Acquisition Corp. II
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed April 18,
2022
                                                            File No. 333-262200

       Dear Mr. Bayliss:

              We have reviewed your amended registration statement and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed on April 18, 2022

       Background of the Business Combination, page 105

   1. Please revise your added disclosure at the top of page 116 to disclose which party proposed the Backstop
Investor Agreement, the initial terms of the proposed investment, and how the terms
changed during your negotiations. In addition, please explain how the parties came to believe
that a Backstop Investor Agreement would be necessary.
 Josh Bayliss
FirstName  LastNameJosh   BaylissII
Virgin Group  Acquisition Corp.
Comapany
May  2, 2022NameVirgin Group Acquisition Corp. II
May 2,
Page 2 2022 Page 2
FirstName LastName
       You may contact Patrick Kuhn at (202) 551-3308 or Joel Parker at (202) 551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Dietrich King at (202) 551-8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services